                           CRUSADE MANAGEMENT LIMITED
                                     LEVEL 4
                             4-16 MONTGOMERY STREET
                          KOGARAH, NEW SOUTH WALES 2217
                                    AUSTRALIA

                                 August 10, 2006

VIA FACSIMILE (202-772-9202) & EDGAR
------------------------------------

Ms. Hanna Teshome
Securities and Exchange Commission
Division of Corporation
Finance 100 F Street, N.E.
Washington, D.C. 20549

         Re:      Crusade Management Limited
                  Registration Statement on Form S-3
                  File No. 333-128920 (the "Registration Statement")
                  --------------------------------------------------

Ms. Teshome:

         On behalf of Crusade Management Limited (the "Registrant"), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended
(the "Securities Act"), the Securities and Exchange Commission (the
"Commission") take such action as is necessary to declare the above-referenced
Registration Statement effective by 10:00 a.m. (Eastern Standard Time) on August
11, 2006 or as soon as thereafter practicable.

         The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       ***

                                 Sincerely,

                                 CRUSADE MANAGEMENT LIMITED

                                 By:/s/ Michael H. S. Bowan_____________________
                                 Name:  Michael H. S. Bowan
                                 Title: Secretary